June 14, 2010

VIA ELECTRONIC TRANSMISSION

Ms. Maryse Mills-Apenteng

Special Counsel

U.S. Securities and Exchange Commission

Washington, D.C. 20549

RE:	EMC Corporation
Form 10-K for the Fiscal Year Ended December 31, 2009 (the “10-K”)
Filed on February 26, 2010
File No. 001-09853

Dear Ms. Mills-Apenteng:

In connection with your letter dated June 1, 2010 to Joseph M. Tucci, Chairman and Chief Executive Officer of EMC Corporation (“EMC” or the “Company”), we are providing the following responses to the comments made by staff members (the “Staff”) of the Securities and Exchange Commission (the “Commission”). To assist you in your review, we have included the heading and comments from that letter in italics below followed by the Company’s responses in regular typeface.

Item 1. Business

Backlog, page 8

1.	You state that “[y]our backlog at any particular time is not meaningful because it is not necessarily indicative of future sales levels.” In your response letter, please explain the basis on which you concluded that the backlog levels in the previous two years, as well as the changes from year to year, were not material.

Response: At the end of each year we perform an assessment of our product backlog to determine its potential impact on our revenues for the following year and concluded that the amounts were not material at the end of 2008 or 2009. For each year, this backlog represented less than 4% of the following year’s revenues. Although the 2009 ending backlog was a higher percentage of projected revenues for the following year, we considered the amount of backlog for both years to be minor in relationship to total revenues for each respective following year. Additionally, as we disclosed in the 10-K, customers may generally reschedule or cancel orders with little or no penalty. Accordingly, we do not believe our backlog at any particular time is meaningful because it is not necessarily indicative of future sales levels. If, in the future, the dollar amount of backlog becomes material to an understanding of our business taken as a whole, we will, in accordance with Item 101(c)(viii) of Regulation S-K, provide the additional information required by such Item.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Introduction, page 23

2.	Please tell us what consideration you have given to expanding the overview of this section to describe in greater detail the known trends and uncertainties that will have, or are reasonably likely to have, an impact on your liquidity, capital resources or results of operations. For example, tell us what consideration you gave to discussing the “four mega-billion-dollar-plus growth opportunities” for the company in 2010 referenced by the Chief Executive Officer in the Q4 2009 Earnings Conference Call.

Response: As disclosed in the introductory section of our 10-K, we provide the objectives for both of our Information Infrastructure business and our VMware Virtual Infrastructure business. For our Information Infrastructure business, we plan to grow our business faster than the markets we serve by investing in the business for sustainable advantage. Through a continued focus on enhancing and expanding our portfolio of systems, software, services and solutions, we believe we will be able to profitably increase revenues. We intend to enhance and expand our portfolio by accelerating our internal research and development efforts and through acquisitions. VMware’s current financial focus is on long-term revenue growth to generate cash flows to fund its expansion of industry segment share and development of virtualization-based products for data centers, desktop computers and cloud computing through a combination of internal development and acquisitions. Our VMware Virtual Infrastructure business expects to grow its business by broadening virtualization infrastructure software solutions technology and product portfolio, increasing product awareness, promoting the adoption of virtualization, and building long-term relationships with its customers through the adoption of enterprise license agreements.

The “four mega-billion-dollar-plus growth opportunities” referenced by our Chief Executive Officer in our Q4 2009 Earnings Conference Call are examples of market focus that will help us achieve our growth objectives referenced above. We believe the introductory section serves as an opportunity to provide the context of our broader strategic objectives; we then address the specific material impact that any of these specific market opportunities have on our results of operations, liquidity or capital resources within those appropriate sections. To the extent that any of these or other opportunities are determined to have a significant impact on our overall strategic objective, we will modify our introductory section to address these.

Item 10. Directors, Executive Officers and Corporate Governance (Incorporated by reference from the definitive proxy statement filed on March 28, 2010)

Corporate Governance, page 6

3.	We note that you have included a discussion in response to Item 402(s) of Regulation S-K regarding your compensation policies and practices as they relate to your risk management; however, it does not appear that you have specifically indicated whether your compensation policies and practices are or are not reasonably likely to have an adverse effect on your company. Please clarify in your response letter your conclusion in this respect and tell us the process you undertook to reach that conclusion, if different from your Risk Oversight discussion beginning on page 7.

Response: We respectfully submit that we understand that the Commission’s disclosure rules require us to discuss our policies and practices of compensating our employees as they relate to risk management practices and risk-taking incentives to the extent that risks arising from such policies and practices are reasonably likely to have a material adverse effect on us. However, we note that in keeping with the Commission’s prior practice, we have not addressed affirmatively this disclosure requirement as we have determined that it is not applicable.

We also confirm that the process we undertook to reach our conclusion regarding risk in our compensation policies and practices was the same as our Risk Oversight discussion as set forth beginning on page 7 of our definitive proxy statement filed on March 18, 2010.

Item 15. Exhibits and Financial Statement Schedules

4.	We note that you originally filed the Agreement and Plan of Merger, dated July 8, 2009, by and among EMC and Data Domain in a Form 8-K filed on July 9, 2009, but did not list the agreement in the exhibit index of the Form 10-K. The exhibit index for the Form 10-K must list each exhibit required in the Form 10-K even if it was previously filed. Please refer to Regulation S-K Compliance & Disclosure Interpretation Question 146.02 available on our website.

Response: We understand the Staff’s comment and the guidance provided in Regulation S-K Compliance & Disclosure Interpretation Question 146.02. We hereby undertake to carefully consider the Staff’s comment and include all exhibits that have been filed during the course of the year, including in a Form 8-K, in the exhibit index to each of our future annual reports on Form 10-K.

5.	Please provide us with an analysis as to why you determined that the change in control agreements with each your named executive officers need not be filed pursuant to Item 601(b)(10)(iii) of Regulation S-K.

Response: We refer to Exhibit 10.8 of the 10-K, which is the form of our severance agreement for our named executive officers. We note that pursuant to Instruction 2 to Item 601 of Regulation S-K, we have only filed the form of the agreement and not each specific agreement with our named executive officers. Each severance agreement with our named executive officers is substantially identical to the form agreement in all material respects except as to the parties thereto and the dates of execution.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions on the above, please do not hesitate to contact me at (508) 293-6541.

Sincerely,

/s/ Mark A. Link
Mark A. Link
Senior Vice President and Chief Accounting Officer